UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION
UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 001-09341

iCAD, INC.

(Exact name of registrant as specified in its charter)

2 Townsend West

Suite 6

Nashua, New Hampshire 03063
(603) 882-5200
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common stock, par value $0.01 per share

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the rule provision relied upon to strike the class of securities from listing and registration:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: One*

*	On July 17, 2025, pursuant to the Agreement and Plan of Merger, dated April 15, 2025, by and among RadNet, Inc., a Delaware corporation (“RadNet”), Trio Merger Sub, Inc., a wholly-owned subsidiary of RadNet and a Delaware corporation (“Merger Sub”), and iCAD, Inc. (“iCAD”), Merger Sub merged with and into iCAD, with iCAD surviving as a wholly-owned subsidiary of RadNet.

Pursuant to the requirements of the Securities Exchange Act of 1934, iCAD, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: July 28, 2025	iCAD, Inc.

	By:	/s/ Mark D. Stolper
	Name:	Mark D. Stolper
	Title:	Chief Financial Officer

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